FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of JANUARY, 2002
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   January 18, 2002                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

BC FORM 51-901F                                                       SCHEDULE A


                                BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:          X     Schedule A
                               -------
                                  X     Schedules B & C
                               -------
                               (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                 TRIMARK OIL & GAS LTD.
                               -------------------------------------------------
ISSUER ADDRESS                 #1305 - 1090 WEST GEORGIA STREET
                               VANCOUVER, BC   V6E 3V7
                               -------------------------------------------------
ISSUER TELEPHONE NUMBER        (604) 685-9316
                               -------------------------------------------------
ISSUER FAX NUMBER              (604) 683-1585
                               -------------------------------------------------
CONTACT PERSON                 MR. NICK DEMARE
                               -------------------------------------------------
CONTACT'S POSITION             DIRECTOR
                               -------------------------------------------------
CONTACT'S TELEPHONE NUMBER     (604) 685-9316
                               -------------------------------------------------
CONTACT'S E-MAIL ADDRESS       ndemare@chasemgt.com
                               -------------------------------------------------
WEBSITE                        N/A
                               -------------------------------------------------
FOR QUARTER ENDED              AUGUST 31, 2001
                               -------------------------------------------------
DATE OF REPORT                 JANUARY 17, 2002
                               -------------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DONALD W. BUSBY             /s/Donald W. Busby           02/01/17
--------------------------------------------------------------------------------
Name of Director            Signature                    Date Signed (yy/mm/dd)


NICK DEMARE                /s/Nick DeMare                02/01/17
--------------------------------------------------------------------------------
Name of Director            Signature                    Date Signed (yy/mm/dd)

BC FORM 51-901F                                                       SCHEDULE A






                             TRIMARK OIL & GAS LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                              FOR THE YEARS ENDED

                            AUGUST 31, 2001 AND 2000

BC FORM 51-901F                                                       SCHEDULE A











AUDITORS' REPORT

To the Shareholders of
Trimark Oil & Gas Ltd.

We have audited the consolidated balance sheets of Trimark Oil & Gas Ltd. as at August 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                              /s/ D & H Group
Vancouver, B.C.
November 27, 2001, except for Note 11
which is as at December 31, 2001                           Chartered Accountants






                 (D&H Group was formerly known as Dyke & Howard)

                                   D & H Group
                          A Partnership of Corporations
        A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver, BC V6H
                4C2 www.dhgroup.ca F 604-731-9923 T 604-731-5881

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31


                                                                               2001             2000
                                                                                 $                $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                           214,390        1,306,708
Amounts receivable                                                              48,942          261,634
Inventory                                                                       70,050                -
Current portion of other assets (Note 4)                                       193,463                -
                                                                           -----------      -----------
                                                                               526,845        1,568,342

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)                                 7,022,246        7,795,380

OTHER ASSETS (Note 4)                                                          619,080          772,905
                                                                           -----------      -----------
                                                                             8,168,171       10,136,627
                                                                           ===========      ===========
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8(b))                           520,629          306,565
Advances (Note 5)                                                              553,200                -
                                                                           -----------      -----------
                                                                             1,073,829          306,565
                                                                           -----------      -----------
                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                                                      19,537,102       17,141,542

SHARE SUBSCRIPTIONS RECEIVED (Note 6(a))                                             -           83,000

DEFICIT                                                                    (12,442,760)      (7,394,480)
                                                                           -----------      -----------
                                                                             7,094,342        9,830,062
                                                                           -----------      -----------
                                                                             8,168,171       10,136,627
                                                                           ===========      ===========
OPERATIONS (Note 1)





APPROVED BY THE BOARD

/s/ Donald W. Busby   , Director
----------------------

/s/ Nick DeMare       , Director
----------------------

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                      2001             2000
                                                        $                $
REVENUES

Oil and gas sales                                     521,322          202,714
Interest and other                                    114,098          195,735
                                                  -----------      -----------
                                                      635,420          398,449
                                                  -----------      -----------
EXPENSES

Production                                            185,037          154,529
General and administrative                            330,245          462,429
Depreciation, depletion and impairment              5,168,418           78,340
                                                  -----------      -----------
                                                    5,683,700          695,298
                                                  -----------      -----------

NET LOSS FOR THE YEAR                              (5,048,280)        (296,849)

DEFICIT - BEGINNING OF YEAR                        (7,394,480)      (7,097,631)
                                                  -----------      -----------
DEFICIT - END OF YEAR                             (12,442,760)      (7,394,480)
                                                  ===========      ===========


LOSS PER COMMON SHARE                                 $(0.29)          $(0.02)
                                                  ===========      ===========
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                       17,361,325       14,770,945
                                                  ===========      ===========




                 The accompanying notes are an integral part of
                    these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31




                                                                   2001             2000
                                                                    $                $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                            (5,048,280)      (296,849)
Items not involving cash
     Depreciation, depletion and impairment                       5,168,418         78,340
     Unrealized foreign exchange                                    (39,638)             -
                                                                -----------     ----------
                                                                     80,500       (218,509)

Decrease (increase) in amounts receivable                           212,692       (233,245)
Increase in inventory                                               (70,050)             -
Increase in accounts payable and accrued liabilities                214,064         42,450
                                                                -----------     ----------
                                                                    437,206       (409,304)
                                                                -----------     ----------
FINANCING ACTIVITIES

Issuance of common shares                                         2,312,560      3,933,801
Share issue costs                                                         -       (323,770)
Share subscriptions received                                              -         83,000
Advances received                                                   553,200              -
                                                                -----------     ----------
                                                                  2,865,760      3,693,031
                                                                -----------     ----------
INVESTING ACTIVITIES

Petroleum and natural gas interests expenditures                 (4,415,135)    (2,817,323)
Proceeds from sale of petroleum and natural gas interests            19,851         39,728
Additions to other assets                                                 -       (772,905)
                                                                -----------     ----------
                                                                 (4,395,284)    (3,550,500)
                                                                -----------     ----------
DECREASE IN CASH FOR THE YEAR                                    (1,092,318)      (266,773)

CASH - BEGINNING OF YEAR                                          1,306,708      1,573,481
                                                                -----------     ----------
CASH - END OF YEAR                                                  214,390      1,306,708
                                                                ===========     ==========

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                                     -         12,649
                                                                ===========     ==========
Income taxes paid in cash                                                 -              -
                                                                ===========     ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


1.   OPERATIONS

     Trimark Oil & Gas Ltd. (the "Company") is an independent energy company engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

     As at August 31, 2001, the Company has a working capital deficiency of $546,984 and for the year ended August 31, 2001, the Company incurred a net loss of $5,048,280. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to obtain additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. and Safari Petroleum, LLC. Intercompany balances and transactions are eliminated on consolidation.

     Petroleum and Natural Gas Interests

     The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


2.   ACCOUNTING POLICIES (continued)

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and
     production  equipment,   net  of  recorded  future  income  taxes  and  the
     accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

     Revenue Recognition

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     Inventory

     Inventory consists of materials inventory. The materials inventory balance include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

     Foreign Currency Translation

     Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses on translation are included in income.

     Income Taxes

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


2.   ACCOUNTING POLICIES (continued)

     Share Option Plan

     The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") as described in Note 6(c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for the shares on exercise of the share options is credited to share capital.

     Earnings (Loss) Per Share

     Earnings (loss) per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The weighted average number of common shares calculated excludes contingently returnable common shares. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

     The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.


3.   PETROLEUM AND NATURAL GAS INTERESTS


                                                                        2001          2000
                                                                         $              $

     Evaluated Properties
        Acquisitions and leasehold costs                             5,829,076      3,102,658
        Exploration and development costs                            4,185,331        751,038
        Gathering facility                                             146,242              -
                                                                   -----------    -----------
                                                                    10,160,649      3,853,696
                                                                   -----------    -----------
     Unevaluated Properties
        Acquisitions and leasehold costs                             2,680,558      6,057,733
        Exploration costs                                            3,044,687      1,579,181
                                                                   -----------    -----------
                                                                     5,725,245      7,636,914
                                                                   -----------    -----------
                                                                    15,885,894     11,490,610
     Less: accumulated depreciation, depletion and impairment       (8,863,648)    (3,695,230)
                                                                   -----------    -----------
                                                                     7,022,246      7,795,380
                                                                   ===========    ===========


BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


3.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

     During the year ended August 31, 2001, the Company wrote down the carrying value of its petroleum and natural gas interests by $4,790,379 from the ceiling test performed effective August 31, 2001. No write- down was required during the year ended August 31, 2000 from the ceiling test performed effective August 31, 2000. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


4.   OTHER ASSETS


                                             2001         2000
                                              $             $

     Convertible note (a)                  619,080       588,880
     Loan to officer (b)                   193,463       184,025
                                         ---------     ---------
                                           812,543       772,905
     Less current portion                  193,463             -
                                         ---------     ---------
                                           619,080       772,905
                                         =========     =========

     (a) The Company holds a US$400,000 unsecured convertible note (the "ALPNET Note") issued by ALPNET, Inc. ("ALPNET"), a public Utah company trading on the facilities of the National Association of Securities Dealers. The ALPNET Note has a variable interest rate of US prime plus 2%, payable on a quarterly basis. The principal is repayable in three equal annual instalments commencing June 2, 2003. The Company has the right to convert all or any portion of the outstanding principal into common stock of ALPNET, on the basis of US$2.22 per share. ALPNET has the right to pay the full amount, or any portion, of the ALPNET Note prior to its maturity.

          In connection with the ALPNET Note, ALPNET granted the Company a warrant to purchase up to 90,090 common shares of ALPNET, at an exercise price of US$3.33 per share, on or before June 2, 2002.

     (b) During the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended August 31, 2001, interest income of $9,968 (2000 - $4,018) was received.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


5.   ADVANCES

     During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest for the first year to be prepaid on closing in common shares of the Company at $0.35 per share. Interest thereafter would be paid quarterly in cash or shares at the holder's option. The debentures were proposed to have a three year term and be convertible into shares at $0.35 per share in year one, at $0.40 per share in year two and at $0.45 per share in year three. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. The Company has recorded $4,904 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.


6.   SHARE CAPITAL


     Authorized - unlimited common shares without par value
     Issued and outstanding -


                                                             2001                              2000
                                                ------------------------------    ------------------------------
                                                    Number            $               Number             $


     Balance, beginning of year                     16,005,446      17,141,542        11,625,360      12,414,941
                                                --------------  --------------    --------------   -------------
     Issued during the year
        Private placements                           4,482,570       2,395,560         3,699,279       4,399,261
        Exercise of options                                  -               -           200,000         228,000
        Exercise of warrants                                 -               -           325,000         286,000
        Exercise of agents warrants                          -               -           155,807         137,110
                                                --------------  --------------    --------------   -------------
                                                     4,482,570       2,395,560         4,380,086       5,050,371
     Issuance costs                                          -               -                 -        (323,770)
                                                --------------  --------------    --------------   -------------
                                                     4,482,570       2,395,560         4,380,086       4,726,601
                                                --------------  --------------    --------------   -------------
     Balance, end of year                           20,488,016      19,537,102        16,005,446      17,141,542
                                                ==============  ==============    ==============   =============


     (a) During the year ended August 31, 2001, the Company completed the following private placements:

           (i) 118,570 units at $0.70 per unit for proceeds of $83,000. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.84 per share on or before June 19, 2002. The $83,000 gross proceeds were received at August 31, 2000 and recorded as share subscriptions received. As at August 31, 2001, the warrants remain outstanding; and

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


6.   SHARE CAPITAL (continued)

          (ii) 2,200,000 units, at $0.52 per unit, for proceeds of $1,144,000. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.52 per share for a period of two years. The purchasers of the private placement are a private company owned by the President of the Company and Hilton. At August 31, 2001, the warrants remained outstanding; and

          (iii)2,164,000 units at $0.54 per unit for proceeds of $1,168,560, with officers, directors and insiders of the Company. Each unit is comprised of one common share and one share purchase warrant. Two warrants entitles the holder to purchase an additional share at an exercise price of $0.62 per share on or before August 15, 2003. The Company also granted warrants to its agents (the "Agents' Warrants") to purchase 400,000 common shares of the Company at an exercise price of $0.62 per share on or before August 15, 2002. At August 31, 2001, the warrants and Agents' Warrants remained outstanding.

     (b) During the year ended August 31, 2000, the Company completed a number of private placement financings, as follows:

           (i) 2,513,564  units,  at $1.42 per unit, for proceeds of $3,245,491, net of finders fees and issue costs of $323,770. Each unit consisted of one common share and one share purchase warrant. Two warrants entitled the holder to purchase an additional share for a period of two years, at a price of $1.56 per share on or before September 24, 2000 and thereafter, at $1.73 per share on or before September 24, 2001. Subsequent to August 31, 2001, the warrants expired without exercise. Directors, officers and a company controlled by the President of the Company purchased 202,079 units.

          (ii) 1,185,715 units at $0.70 per unit, for proceeds of $830,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for a period of two years, at a price of $0.84 per share on or before April 11, 2002. The Chairman, private corporations controlled by the President of the Company and a director of the Company purchased all of the units. As of August 31, 2001, the warrants remained unexercised.




      c


BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


6.   SHARE CAPITAL (continued)

     (c) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase common shares of the Company.

          Stock options to directors and employees of the Company and consultants to acquire shares were granted and outstanding as at August 31, 2001. These options are exercisable on varying dates expiring from fiscal 2002 to fiscal 2004 at prices ranging from $0.60 to $1.90 per share.

          Details of options outstanding are as follows:


                                                      2001                               2000
                                         -------------------------------    -------------------------------
                                             2001            Weighted           2000            Weighted
                                            Number           Average           Number           Average
                                          of Options      Exercise Price     of Options      Exercise Price
                                                                $                                  $


          Balance, beginning of year        837,000            1.28           902,000            1.13
          Granted                           850,000            0.61           150,000            1.90
          Exercised                               -             -            (200,000)           1.14
          Cancelled/expired                (100,000)           1.33           (15,000)           0.70
                                         ----------                         ---------
          Balance, end of year            1,587,000            0.92           837,000            1.28
                                         ==========                         =========


          See also Note 11.

     (d) As at August 31, 2001, 10,417 common shares are held in escrow, the release of which is subject to the determination and direction of the regulatory authorities.


7.   INCOME TAXES

     Future income tax assets and liabilities of the Company as at August 31, 2001 and 2000 are as follows:


                                                                                 2001             2000
                                                                                  $                $

     Future income tax assets (liabilities)
          Losses carried forward                                               2,490,000        1,467,000
          Other                                                                  152,000          214,000
          Petroleum and natural gas interests                                  1,960,000         (227,000)
                                                                             -----------      -----------
                                                                               4,602,000        1,454,000
     Valuation allowance                                                      (4,602,000)      (1,454,000)
                                                                             -----------      -----------
     Net future income tax asset                                                       -                -
                                                                             ===========      ===========


BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000



7.   INCOME TAXES (continued)


                                                                                2001             2000
                                                                                 $                $

     Income tax rate reconciliation
     Combined federal and provincial income tax rate                                 44%            44%
                                                                             ===========      =========
     Expected income tax recovery                                              2,271,000        133,500
     Foreign income tax rate differences                                        (332,000)       (79,000)
     Non-deductible depreciation and depletion                                (1,809,000)       (27,000)
     Deductible petroleum and natural gas interest expenditures                  643,000        275,000
     Non-taxable unrealized foreign exchange gains                               284,000         81,000
     Other                                                                        62,000         62,000
     Unrecognized benefit of income tax losses                                (1,119,000)      (445,500)
                                                                             -----------      ---------
     Actual income tax recovery                                                        -              -
                                                                             ===========      =========


     As at August 31, 2001, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $1,200,000, expiring from 2002 to 2008, and for United States income tax purposes of approximately US$3,600,000, expiring from 2008 to 2021, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.   RELATED PARTY TRANSACTIONS

     (a) During the year ended August 31, 2001, the Company was charged $157,239 (2000 - $120,264) for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company.

     (b) As at August 31, 2001, accounts payable and accrued liabilities include $101,158 (2000 - $98,268) due to Hilton.

     (c)  See also Notes 4(b), 5 and 6.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


9.   SEGMENTED INFORMATION

     As at August 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                 2001
                         ----------------------------------------------------
                          Identifiable                              Net
                             Assets            Revenues        Income (Loss)
                               $                   $                 $

     United States            7,349,920             536,864        (5,533,636)
     Canada                     818,251              98,556           485,356
                         --------------     ---------------    --------------
                              8,168,171             635,420        (5,048,280)
                         ==============     ===============    ==============


                                                 2000
                         ----------------------------------------------------
                          Identifiable                              Net
                             Assets            Revenues        Income (Loss)
                               $                   $                 $

     United States            8,223,111             260,952           (54,324)
     Canada                   1,913,516             137,497          (242,525)
                         --------------     ---------------    --------------
                             10,136,627             398,449          (296,849)
                         ==============     ===============    ==============

10.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          The fair values of financial instruments at August 31, 2001 and 2000, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2001 and 2000 may differ significantly from that presented.

          Fair value approximates the amounts reflected in the financial statements for cash, accounts receivable and accounts payable and accrued liabilities and advances. The fair value of other assets at August 31, 2001, is estimated to be approximately $780,250.

     (b)  Credit Risk Management

          The accounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000


11.  SUBSEQUENT EVENT

     Subsequent to August 31, 2001, employee and director stock options to purchase 200,000 common shares of the Company expired. The Company has repriced the remaining stock options to purchase 1,387,000 shares to $0.15 per share and granted an option to an employee to acquire 50,000 shares at a price of $0.15 per share for a period of three years.

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                           SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2001


1.(a)  GENERAL AND ADMINISTRATIVE EXPENSES

                                                                       $

       Administration and accounting                                     72,091
       Audit and legal                                                   59,250
       Filing fees                                                       13,013
       Foreign exchange                                                 (56,732)
       Interest expen                                                     4,904
       Investor relations                                                54,277
       Management and professional                                      124,706
       Office                                                            34,112
       Shareholder communications                                         1,874
       Transfer agent                                                    10,709
       Travel                                                            12,041
                                                                     ----------
                                                                        330,245
                                                                     ==========


1.(b)  RELATED PARTY TRANSACTIONS

       During the year ended August 31, 2001, the Company:

            i) was charged $157,239 for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company;

           ii) provided a relocation loan of $184,025 (US$125,000) to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, matures on March 27, 2002 and is secured by a pledge on real estate. During the year ended August 31, 2001, interest income of $9,968 was received; and

          iii) Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                            SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2001


1.(b)  RELATED PARTY TRANSACTIONS (continued)

          iv) completed a number of private placements in which the President of the Company and private corporations controlled by the President and officers, directors and insiders of the Company participated as follows:


                               Total Amount
                -------------------------------------------
                     Units                         $
                ---------------             ---------------
                   2,200,000                   1,144,000
                   2,164,000                   1,168,560


2.(a)  SECURITIES ISSUED DURING THE YEAR ENDED AUGUST 31, 2001


       Date of       Type of      Type                                      Total        Type of
        Issue        Security     of Issue         Number       Price     Proceeds    Consideration  Commission
       --------      --------     --------         ------       -----     --------    -------------  ----------


       Sept.12/00    Common       Private          118,570      $0.70       $83,000(1)     Cash           Nil
                                  Placement
       Jan.16/01     Common       Private          500,000      $0.52      $260,000        Cash           Nil
                                  Placement
       Mar.6/01      Common       Private        1,700,000      $0.52      $884,000        Cash           Nil
                                  Placement
       Aug.15/01     Common       Private        2,164,000      $0.54    $1,168,560        Cash           Nil
                                  Placement


       (1)   Proceeds received prior to September 1, 2000.

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                            SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2001


2.(b)  OPTIONS GRANTED DURING THE YEAR ENDED AUGUST 31, 2001


       Date               Number       Type                                         Exercise
       Granted          of Shares      of Option           Name                      Price         Expiry Date
       -------          ---------      ---------           ----                     -------        -----------

       Jun.13/00           50,000      Employee            Ian Padden                $0.77         Jun. 13/03
       Jan. 25/01         393,000      Director            Donald W. Busby           $0.60         Jan. 25/04
       Jan. 25/01          60,000      Director            George Muscroft           $0.60         Jan. 25/04
       Jan. 25/01         100,000      Director            Nick DeMare               $0.60         Jan. 25/04
       Jan. 25/01          50,000      Employee            Ian Padden                $0.60         Jan. 25/04
       Jan. 25/01         100,000      Director            Dick Darrow               $0.60         Jan. 25/04
       Jan. 25/01          15,000      Employee            Betty L. Moody            $0.60         Jan. 25/04
       Jan. 25/01          30,000      Employee            Harvey Lim                $0.60         Jan. 25/04
       Jan. 25/01          15,000      Employee            Arabella Smith            $0.60         Jan. 25/04
       Jan. 25/01          15,000      Employee            Rosanna Wong              $0.60         Jan. 25/04
       Jan. 25/01          15,000      Employee            Linda Liu                 $0.60         Jan. 25/04
       Jan. 25/01           7,000      Employee            Jacqueline Hibbs          $0.60         Jan. 25/04
                        ---------
                          850,000
                        =========

3.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2001


                                                                                Issued
                                             Authorized             ------------------------------
       Class             Par Value             Number                  Number              Amount
       -----             ---------            --------              -----------           --------

       Common               WPV               Unlimited               20,488,016          $19,537,102



3.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2001

                                          Exercise Price
       Security          Number              Per Share           Expiry Date

       Options           612,000               $1.14             Jul. 23/02
       Options           125,000               $1.90             Oct. 01/02
       Options            50,000               $0.77             Jun. 13/03
       Options           800,000               $0.60             Jan. 25/04
                      ----------
                       1,587,000
                      ==========

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                            SUPPLEMENTARY INFORMATION
                       FOR THE YEAR ENDED AUGUST 31, 2001


3.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2001 (continued)

                                            Exercise Price
       Security          Number               Per Share            Expiry Date

       Warrants         1,256,782                $1.73             Sep. 24/01(1)
       Warrants         1,185,715                $0.84             Apr. 11/02
       Warrants           118,570                $0.84             Jun. 19/02
       Warrants           500,000                $0.52             Jan. 16/03
       Warrants         1,700,000                $0.52             Mar. 06/03
       Warrants         1,082,000                $0.62             Aug. 15/03
                          400,000                $0.62             Aug. 15/02
                       ----------
                        6,243,067
                       ==========

       (1)   Expired subsequent to August 31, 2001.


3.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2001

       10,417 shares remain held in escrow as at August 31, 2001.


3.(d)  LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2001

       Directors:
          Donald W. Busby
          Nick DeMare
          George Muscroft
          Dick Darrow

       Officers:
          Donald W. Busby, President, Chairman & CEO
          Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the Canadian Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project and Regional California.

Operations

During the year ended August 31, 2001, the Company recorded a loss of $5,048,280 ($0.29 per share), an increase in loss of $4,751,431 from the loss of $296,849 ($0.02 per share) incurred in 2000. The increase in loss for 2001 was due to a writedown of $4,790,379 relating to the Company's petroleum and natural gas interests.

Revenue from oil and gas sales increased by 157% during 2001, from $202,714 in 2000 to $521,322 in 2001. The increase in 2001 was due to a combination of high commodity prices received during the first half of fiscal 2001 and increased production. Production commenced from the ELH #1 on February 6, 2001, and currently represents the only significant producing property interest to the Company.

Revenue from oil sales increased 3% from $113,481 in 2000 to $116,910 in 2001. Oil production decreased 7% from 3,069 BBLS in 2000 to 2,851 BBLS in 2001 and average selling prices received increased 16%, from $36.98 /BBL in 2000 to $42.90/BBL in 2001, offsetting the decrease in production. Revenue from natural gas sales increased 353%, from $89,233 in 2000 to $404,412 in 2001. Natural gas production increased 98%, from 24,399 mcf in 2000 to 48,379 MCF in 2001. In addition, the average selling price of natural gas during 2001 received by the Company increased 150%, from $3.66/MCF in 2000 to $9.16/MCF in 2001. The increase in the average natural gas price was due to the demand for energy, particularly in California, from late 2000 to early 2001. The Company sells its oil and gas on a spot basis.

The Company's production expenses increased 20% to $185,037 in 2001 from $154,529 in 2000 due to increased production. On a per unit basis, production expenses decreased to $2.88/MCF in 2001 from $3.61/MCF in 2000.

During 2001, the Company recorded depreciation and depletion charges of $378,039, compared to $78,340 in 2000. The depreciation and depletion rate increased from $1.83/MCFE in 2000 to $5.88/MCFE in 2001, and reflects the unsuccessful exploration results in Regional California and other prospects during 2001. In addition, the Company recorded a non-cash impairment charge of $4,790,379 in 2001 as a result of the ceiling test performed effective August 31, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------------------

General and administrative costs decreased by $132,184, from $462,429 in 2000 to $330,245 in 2001. Of the decrease, $113,332 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $56,600 foreign exchange loss in 2000, compared to foreign exchange gain of $56,732 in 2001. Audit and legal fees decreased by $16,832, from $76,082 in 2000 to $59,250 in 2001.

During 2001, the Company expended $4,415,135 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $852,502 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of completion of the ELH #1 well, the drilling of the ELH #2, #3, #4 and #9 wells and the completion of the gas facility; ii) $3,516,024 for the acquisition, exploration and drilling costs of the Regional California Prospects; and iii) $46,609 on other minor prospects.

Liquidity and Capital Resources

With the ongoing developments at East Lost Hills, the Company determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California.

As of the date of this report, production from the ELH #1 well represents substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills and San Joaquin joint ventures and, if successful, brought on production, the Company anticipates that revenues will increase. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs, the Company will need to raise additional funds to cover capital expenditures. The disappointing pace of development at the San Joaquin Basin, the current low petroleum and natural gas prices and current economic climate has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution. There is no assurance that the Company will be able to raise sufficient funding from cash flow, equity or debt financing, or from sales of interests in its properties to meet its upcoming capital requirements.

During the year ended August 31, 2001, the Company completed private placements totaling 4,482,570 shares for proceeds of $2,395,560, of which $2,312,500 was received in 2001 and $83,000 was received in 2000. The Company has used the funds primarily to fund exploration and development of the East Lost Hills and San Joaquin Projects and exploration of the Regional California Program. During July and August 2001, the

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

Company received a total of $553,200 pursuant to a debenture financing. The Company and the subscribers are currently negotiating a revision to the terms and features.

At December 31, 2001, the Company had a working capital deficit of approximately $920,000, of which $553,200 represents advances made pursuant to a proposed debenture financing. The terms and conditions are being renegotiated. The Company anticipates that the advances will be classified as non-current liabilities upon finalization and closing. As at December 31, 2001, the Company had not entered into any commodity swap arrangements or hedging transactions. Although the Company has no current plans to do so, it may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. The Company anticipates that it will continue to experience significant fluctuations in its working capital as it raises the necessary funding to continue to participate in ongoing drilling programs.

As of the date of this report, the Company anticipates that it could incur up to $1.5 million (US$933,000) in exploration and development expenditures for the 2002 calendar year.

The $1.5 million budget assumes that all wells currently in progress will all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates.

Properties Update

A review of the East Lost Hills Project is as follows:

- After completion of production facilities and a connection pipeline, the ELH #1 well commenced first production on February 6, 2001. It is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained due to downstream factors, including processing, marketing and water disposal considerations. Anadarko is currently in the process of preparing to drill a water disposal well and to build associated pipeline and disposal facilities in order to remove the water disposal constraint that has affected the ELH #1 well.

- The ELH #2 well was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3MMCF/D), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by Anadarko.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

- The ELH #3R well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

- The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. The ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling the ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic data. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26, 2001, the ELH #4 well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

     The side-track of the ELH #4 well to position it over the top of the structure has commenced. This work program is expected to take approximately 100 days and should be completed by the end of the first quarter of 2002. As of January 10, 2002, this well was drilling at approximately 20,050 feet.

- The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill to approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was at 18,400 feet on January 10, 2002 and is expected to reach total depth by the end of the first quarter 2002.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) commenced mid-November 2001 and is expected to reach total depth by the end of June 2002. The Pyramid Hills 1-9 was at 14,300 feet at January 10, 2002. The participants in this joint venture, on the recommendations of the operator, have

BC FORM 51-90                                                         SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------------------

determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company had approximately a 36% - 44% capital interest before payout (27% - 33% working interest after payout) in the prospects tested.

During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley, Mica and Merlot Prospects. These wells were plugged and abandoned. The Company does not intend to pursue any further exploration of these prospects and the operator has quitclaimed the leases and relinquished them to the vendor. The operator has proposed to drill an additional well at the Basil Prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained. A definitive drill date has not been determined but the operator expects that it will be between July 2002 and September 15, 2002.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

Investor Relations Activities

During the year ended August 31, 2001, the Company paid $54,277 for investor relations services and related costs.

The Company has entered into an investor relations agreement with Eland Jennings Investor Services. The agreement is for a period of one year commencing April 1, 2001 and may be terminated by either party on written notice and can be renewed for an additional year upon mutual agreement. The Company has agreed to pay Eland Jennings consulting fees of $6,000 per month plus disbursements and costs.